October 14, 2010
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
       Form 20-F for the Fiscal Year Ended December 31, 2009
       File No. 001-12518

Dear Mr. Vaughn:

On behalf of Banco Santander, S.A. (“Santander”), in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter dated September 29, 2010 in connection with the abovementioned Annual Report on Form 20-F of Santander, I am writing to confirm an extension of the deadline to respond to the Staff’s comments to October 19, 2010, as was discussed and granted in your conversation with our counsel, Maurice Blanco of Davis Polk & Wardwell LLP, on October 13, 2010.

If you have any questions regarding this letter, please do not hesitate to contact the undersigned at +34-91-289-15-94.

Very truly yours,

/s/ Mónica Cueva Díaz
Mónica Cueva Díaz Chief Accounting Officer